APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Casa W Distillery LLC
Balance Sheet
As of 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 8,756.65
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	8,756.65
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	6,750.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	6,750.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 15,506.65**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		1,300.00
Total Current Liabilities		1,300.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		14,206.65
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		14,206.65
TOTAL LIABILITIES & EQUITY	$	**15,506.65**
Balance Sheet Check		-

Casa W Distilling
Income Statement - unaudited
For the period ended 12/31/2020

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TA -

NET INCOME (LOSS) $ -

I, Waldemar Caraballo Bauza, certify that:

1. The financial statements of Casa W Distillery included in this Form are true and complete in all material respects; and
2. The tax return information of Casa W Distillery has not been included in this Form as Casa W Distillery was formed on 06/02/2020 and has not filed a tax return to date.

Signature   *Waldemar Caraballo Bau*

Name: Waldemar Caraballo Bauza

Title: Owner/Founder